SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For November 2008

Commission File Number 0-28800

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DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ?

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ?   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of November 2008, incorporated by reference herein:

Exhibit

99.1   Release dated November 4, 2008, entitled "NO UNDERGROUND DRILLING AND BLASTING AT ERPM'S FAR EAST VERTICAL SHAFT CURRENTLY".

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: November 4, 2008   By: /s/ Themba Gwebu
                                                         Name: Themba Gwebu
                                                          Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROO
("DRDGOLD" or "the company")

No underground drilling and blasting at ERPM's Far East Vertical Shaft currently

DRDGOLD announced today that no drilling and blasting is taking place currently at the ERPM gold mine of its 74%-held subsidiary, DRDGOLD South African Operations (Pty) Limited. The ERPM mine is located in Boksburg, on South Africa's East Rand.

On 23 October 2008, DRDGOLD announced that it could become necessary to halt underground drilling and blasting as a consequence of the cessation of pumping of Central Witwatersrand Basin water from ERPM's South West Vertical ("SWV") Shaft with effect from 6 October 2008. Pumping was ceased for safety reasons, following the asphyxiation of two employees underground at the SWV Shaft on 19 September 2008.

DRDGOLD CEO-Designate, Niel Pretorius, said today: "The underground pumping infrastructure at ERPM's South East Vertical Shaft is currently unable to cope with both the rising level of water in the Central Witwatersrand Basin and water generated from ice supplied underground from surface to the mine's only producing shaft, the Far East Vertical ("FEV") Shaft, on a daily basis to cool the working places.

"Currently, therefore, we are unable to supply ice underground to adequately cool the working areas and are thus unable to send production crews underground. We have therefore halted all drilling and blasting operations at ERPM."

"We continue to engage with all stakeholders – notably government and unions – in discussions regarding these circumstances and how best to manage them."

Avenues of investigation include the installation of additional pumping capacity at the FEV Shaft but initial indications are that this would be both costly and would take several months to implement, Pretorius said.

Randburg
3 November 2008

Sponsor : QuestCo Sponsors (Pty) Limited